                                                              FILE NO. 811-09007


      As filed with the Securities and Exchange Commission on May 26, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               _________________

                                  FORM N-8B-2

                               _________________

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940


                             ----------------------


                          SEPARATE ACCOUNT USL VA-R OF
                    THE UNITED STATES LIFE INSURANCE COMPANY
                            IN THE CITY OF NEW YORK
                        (Name of Unit Investment Trust)
------------------------------------------------------------------------


        Not the Issuer of Periodic Payment Plan Certificates
-------

  X    Issuer of periodic payment plan certificates
------


  Certain items of Form N-8B-2 are inapplicable to Registrant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the difference between individual flexible purchase payment variable annuity certificates and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                                       I

                      ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

          Separate Account USL VA-R of The United States Life Insurance Company in the City of New York (the "Separate Account"). Registrant has no Internal Revenue Service Employer Identification Number.

     (b) Furnish title of each class or series of securities issued by the trust.

          Interests under individual flexible purchase payment variable annuity certificates (the "Certificates")

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     The United States Life Insurance Company in the City of New York ("USL") 125 Maiden Lane
     New York, NY 10038-4992

     IRS Employer Identification Number:  13-5459480

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     There is no custodian or trustee for Registrant.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     No Certificates are being distributed currently. When distribution commences, American General Securities, Incorporated will be the principal underwriter.

     American General Securities Incorporated
     2727 Allen Parkway
     Houston, Texas 77019-2191
     IRS Employer Identification Number:  76-0050868

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

       New York.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

            Registrant was established pursuant to a resolution of USL's Board of Directors on August 8, 1997. Registrant will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them or until such time as Registrant's existence as a separate entity may terminate pursuant to any merger, consolidation or similar reorganization.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

            Not applicable, for the reasons set forth under Item 3., above, which Registrant incorporates herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

       Registrant has never been known by any other name.

8.   State the date on which the fiscal year of the trust ends.

       December 31.

Material Litigation

9. Material Litigation. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding.
     Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

       None.

                                       II

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

           Registered, insofar as a Certificate is owned by the person named in the Certificate as the Certificate owner, and the records concerning the Certificate owner a re maintained by or on behalf of USL.

     (b) Whether the securities are of the cumulative or distributive type.

           Cumulative, insofar as earnings in Registrant are reflected in Certificate benefits and are not distributed.

     (c) The rights of security holders with respect to withdrawal or redemption.

           In answer to this item, Registrant incorporates herein by reference disclosure contained in Registrant's Prospectus, which is filed as part of Registrant's Pre-Effective Amendment No. 1 to its Form N-4 Registration Statement filed on May 26, 1999 (File No. 333-63673) under the Securities Act of 1933 (the "Prospectus"), set out under the captions: "Synopsis of Certificate Provisions: Surrenders and Withdrawals." "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value: Surrenders. Partial Withdrawals."

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

           In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions:
           "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value: Transfers." "Annuity Period and Annuity Payment
           Options: Transfers."

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

           In answer to this item, Registrant incorporates herein by reference certain disclosure contained in the Prospectus, set out under the captions: "Synopsis of Certificate Provisions: Minimum Investment Requirement." "Certificate Issuance and Purchase Payments: Minimum Requirements."

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

           In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption:
           "The Series: Voting Privileges."

     (g) Whether security holders must be given notice of any change in:

         (1) the composition of the assets of the trust.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the following captions: "Synopsis of Certificate Provisions:
               Changes in Allocations Among Divisions and Guarantee Periods." "The Series: Voting Privileges." "Other Aspects of the
               Certificates: Rights Reserved by Us."

         (2) the terms and conditions of the securities issued by the trust.

               See the answer to item 10.(g)(1), above, which Registrant incorporates herein by reference.

         (3) the provisions of any indenture or agreement of the trust.

               There is no indenture or agreement of trust relating to Registrant.

         (4) the identity of the depositors, trustee or custodian.

               Notice would be required of a change in the identity of the depositor. Registrant has no trustee or custodian.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

         (1) the composition of the assets of the trust.

               See the answer to item 10.(g)(1), above, which Registrant incorporates herein by reference.

         (2) the terms and conditions of the securities issued by the trust.

               See the answer to item 10.(g)(1), above, which Registrant incorporates herein by reference.

         (3) the provisions of any indenture or agreement of the trust.

               Not applicable.

         (4) the identity of the depositor, trustee or custodian.

               See the answer to item 10.(g)(4), above, which Registrant incorporates herein by reference.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

             In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions:
             "Separate Account USL VA-R." "Federal Income Tax Matters: Federal Income Tax Withholding and Reporting. Taxes Payable by USL and the Separate Account."

Information Concerning the Securities Underlying the Trust's Securities


11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have any interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

     In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions: "Separate Account USL VA-R." "The Series."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption: "Separate Account USL VA-R;" and on the front cover.

     (b) Name and principal business address of depositor.

               Not applicable.

     (c) Name and principal business address of trustee or custodian.

               Not applicable.

     (d) Name and principal busine ss address of principal underwriter.

               Not applicable.

     (e) The period during which the securities of such company have been the underlying securities.

               Not applicable, because Registrant has not yet commenced operations.

Information Concerning Loads, Fees, Charges and Expenses
--------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject: (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; and
          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

          In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions:
          "Fee Table." "Charges Under the Certificates."

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. [Instructions and chart omitted.]

               Not applicable. The Certificates are individual flexible purchase payment deferred variable annuities and do not operate as the usual periodic payment plan. However, the Certificates do provide for the imposition of sales loads and deductions for premium taxes as described under the Prospectus captions cited in answer to item 13(a), above, which Registrant incorporates herein by reference.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering pric e and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

         Not applicable, because the Certificates are individual flexible purchase payment deferred variable annuities and do not operate as the usual periodic payment plan certificate. But see the answer to Item 13(a), above, and 13(d), below, which Registrant incorporates herein by reference.

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee or custodian or principal underwriter.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption: "Charges Under the Certificates."

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

               None.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               Not applicable.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable, because no Certificates have yet been sold.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          In answer to this item, Registrant incorporates herein by reference the disclosure set out under the captions: "Synopsis of Certificate
          Provisions: Minimum Investment Requirements. Purchase Payment Accumulation." "The Series." "Certificate Issuance and Purchase
          Payments: Minimum Requirements. Payments."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          In answer to this item, Registrant incorporates herein by reference the disclosure set out under the captions: "Synopsis of Certificate
          Provisions: Purchase Payment Accumulation. Communications to Us." "Certificate Issuance and Purchase Payments: Payments."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Amounts invested in Registrant are promptly invested in shares of the underlying funds. Also in answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions: "Separate Account USL VA-R." "Owner Account Value:
          Variable Account Value. Fixed Account Value."

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               See the answer to Item 10(c), above, which Registrant incorporates herein by reference.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               See the responses to Items 10 (c), (d), and (e), above, which Registrant incorporates herein by reference.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               Not applicable. Separate Account assets are used to support benefits and amounts payable under the Certificates.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               See the answer to Item 16., above, which Registrant incorporates herein by reference.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption: "Separate Account USL VA-R."

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not applicable, because no Certificates have yet been sold.

 19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions:
          "Synopsis of Certificate Provisions: Financial and Performance Information. Other Information." "Separate Account USL VA-R."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement.

               Not applicable.

     (b) The extension or termination of such indenture or agreement.

               Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

            Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          Not applicable.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          Not applicable.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

          (1) The name of each person who makes such agreements or arrangements with security holders;

          (2) The rate of interest payable on such loans;

          (3) The period for which loans may be made;

          (4) Costs or charges for default in repayment at maturity;

          (5) Other material provisions of the agreement or arrangement.

              Not applicable.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

              Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          In answer to this item, Registrant incorporates herein by reference the response to Item 3, above, and disclosure contained in the Prospectus, set out under the captions: "USL." "Other Aspects of the
          Certificates: Payment and Deferment." "Federal Income Tax Matters:
          General."

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Not applicable with respect to the operations of Registrant.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          In answer to this item, Registrant incorporates herein by reference the response to Item 3, above, and disclosure contained in the Prospectus, set out under the caption: "Other Aspects of the
          Certificates: Rights Reserved by Us."

                                      III

                     ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption:
          "USL."

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: for each year, total payments by security holders; amount of sales load received; amount of administration fees received; amount of management fees received; amount of other fees received; aggregate gross amount of load, fees, etc. received. [Chart omitted.]

               Not applicable, because Registrant has not yet commenced operations.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1) The nature of such fee or participation;

               (2) The name of the person making payment;

               (3) The nature of the services rendered in consideration for such fee or participation;

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith;

          Not applicable to depositor in its capacity as depositor to Registrant, because Registrant has not yet commenced operations. But Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions: "Fee Table" and its footnotes. "Services Agreements." "Charges Under the Certificates."

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption:
          "USL."

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor: name and principal business address; nature of the relationship or affiliation with depositor of the trust; ownership of all securities of the depositor; ownership of all securities of the trust; other companies of which each of the persons named above is presently an officer, director or partner. [Chart omitted]

          Depositor of Registrant

          Name and address: See the answer to Item 2, above, which Registrant incorporates herein by reference.

          Securities of the depositor: See the answer to Item 29, below, which Registrant incorporates herein by reference.

          Securities of Registrant: Registrant has not issued any securities. In the future, USL may be deemed to own securities of Registrant through, for example, amounts accumulated in Registrant arising from charges under the Certificates or capital contributed to Registrant.

          Positions with other companies: None.

          Natural Persons Owning Securities of Depositor

               Not applicable.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

          Directors and Officers


NAME                              BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                              ------------------------------------------
Jon P. Newton                     Senior Chairman of USL since June 1998 and a Director of USL
                                  since June 1997.   Director of American General Corporation since
                                  October 1995 and Vice Chairman since April 1997; Vice Chairman and
                                  General Counsel (October 1995-April 1997). Director of other American
                                  General Corporation affiliates since October 1994.  Prior thereto,
                                  Partner with Clark, Thomas, Winter & Newton, Austin, Texas (February
                                  1979-February 1993). Directorships with Houston Museum of Natural
                                  Science Board of Trustees since 1997; University of Texas Law School
                                  Foundation Board of Trustees, Austin, Texas since 1997; University of
                                  Texas-Houston Health Science Center Development Board, Houston, Texas
                                  since 1996; Texas Commerce Bancshares, Houston, Texas (1985-1993);
                                  Texas Commerce Bank, Austin, Texas (1979-1993); Lomas Financial
                                  Corporation, Dallas, Texas (1983-1993); Vista Properties, Inc., Dallas,
                                  Texas (1992-1993).

Rodney O. Martin, Jr.             Director and Chairman of the Board of  USL since June
                                  1997.  President and CEO of American General Life Insurance Company
                                  (August 1996-July 1998). President of American General Life Insurance
                                  Company of New York (November 1995-August 1996). Vice President
                                  Agencies, with Connecticut Mutual Life Insurance Company (1990-1995).

William M. Keeler                 Director, President and Chief Executive Officer - Group
                                  Insurance Operations of USL since June 1998.   President



                                  and Chief Executive Officer of USLIFE Indemnity Company, USLIFE Agency Services
                                  and USLIFE Credit Life Insurance Company, Schaumburg, Illinois (May
                                  1995 - July 1998).  Senior Executive Vice President of Marketing of
                                  USLIFE indemnity Company  (May 1994 - May 1995.)

David J. Dietz                    President and Chief Executive Officer - Individual Insurance
                                  Operations of USL since September 1997. Director of USL since November
                                  1997.  President of Prudential Select Life, Newark New Jersey (August
                                  1990 - September 1997).

David A. Fravel                   Executive Vice President of USL since September 1998 and a
                                  Director of USL since November 1997.  Director and Senior Vice
                                  President of American General Life Insurance Company since November
                                  1996. Elected Executive Vice President in April, 1998. Senior Vice
                                  President Massachusetts Mutual, Springfield, Missouri (March 1996-June
                                  1996); Vice President, New Business, Connecticut Mutual Life, Hartford,
                                  Connecticut (December 1978-March 1996).

John V. LaGras                    Executive Vice President and Chief Technology Officer of USL
                                  since June 1998. Director, Senior Vice President and Chief Systems
                                  Officer of American General Life Insurance Company since August 1996.
                                  Elected Executive Vice President in July, 1998. Prior thereto, Director of Citicorp Insurance Services, Inc., Dover, Delaware (1986-1996).

Gary D. Reddick                   Executive Vice President of USL since June 1998.  Executive
                                  Vice President of American General Life Insurance Company since April
                                  1998 and Director since October 1998. Vice Chairman since July 1997 and
                                  Executive Vice President-Administration of The Franklin Life Insurance
                                  Company since February 1995. Senior Vice President-Administration of
                                  American General Corporation (October 1994-February 1995). Senior Vice
                                  President for American General Life Insurance Company (September 1986-
                                  October 1994).

Wayne A. Barnard                  Senior Vice President and Chief Actuary of USL since September
                                  1998.  Senior Vice President and Chief Actuary of American General Life
                                  Insurance  Company since



                                  November 1997 and Vice President since February, 1991 and Chief
                                  Actuary since February, 1993.

Felix C. Curcura                  Senior Vice President - Group Actuarial and Underwriting of
                                  USL since 1967.  Director of USL since March 1999.

Ross D. Friend                    Senior Vice President and Chief Compliance Officer of USL since
                                  November 1998.   In July 1998 named as Senior Vice President and Chief
                                  Compliance Officer of American General Life Insurance Company.  Senior
                                  Vice President and General Counsel of The Franklin Life Insurance
                                  Company, Springfield, Illinois (August 1996 - July 1998). Attorney-in-
                                  Charge for The Prudential Insurance Company, Jacksonville, Florida
                                  (July 1995 - August 1996).  Chief Legal Officer for Confederation Life
                                  Insurance, Atlanta, Georgia (1982 - June 1995).

William F. Guterding              Senior Vice President and Chief Underwriting Officer of
                                  USL since October of 1991.

Kevin Harty                       Senior Vice President and Chief Agency Officer of USL since January
                                  1995.  Vice President of Sales for Security Mutual Life Insurance
                                  Company, Binghamton, New York.  (January 1989 - December 1994).


Robert F. Herbert, Jr.            Senior Vice President of USL since September 1998 and
                                  Controller and Treasurer of USL since March 1999.
                                  Director, Senior Vice President and Treasurer of American
                                  General  Life Insurance Company since May 1996.

Simon J. Leech                    Senior Vice President, Houston Service Center of USL since
                                  September 1998.  In July 1997 named as Senior Vice President-Houston
                                  Service Center for American General Life Insurance Company. Various
                                  positions with American General Life Insurance Company since 1981, including Director of POS in 1993, and Vice President-Policy
                                  Administration in 1995.

Randy J. Marash                   Senior Vice President and Actuary of USL since July of 1989.



Robert Stuchiner                  Senior Vice President - Marketing of USL since September 1998.
                                  Chief Marketing Office of TowerMark Brokerage Services, Inc., New York,
                                  New York  (September 1990 - September 1998).

R. Stephen Watson                 Senior Vice President and Chief Administrative Officer of USL
                                  since 1997 and a Director of USL since August 1997. Vice President and
                                  Chief Administrative Officer of American General Life Insurance Company
                                  of New York, Syracuse, New York (1995 - 1997).  Director of Insurance
                                  Administration, American General Finance, Evansville, Indiana (1991 -
                                  1995).

Thomas M. Zurek                   Senior Vice President and General Counsel of USL since December
                                  1998.   In February 1998 named as  Senior Vice President and Deputy
                                  General Counsel of American General Corporation.  Attorney Shareholder
                                  with Nyemaster, Goode, Voigts, West, Hansell & O'Brien, Des Moines,
                                  Iowa (June 1992 - February 1998).

William A. Bacas, Sr.             Director of USL since June 1997.  Partner with Bacas &
                                  Krogmann, Attorneys at Law, Glens Falls, NY since 1972.

John R. Corcoran                  Director of USL since June 1997.  Currently retired. Various positions, including Vice President of Sales, for Mutual Life of New
                                  York, New York, New York (1956 -1996).

Patricia O. Ewers                 Director of USL since June 1997.   Currently retired.

Thomas H. Fox                     Director of USL since June 1997.    Currently retired.

William J. O'Hara, Jr.            Director of USL since June 1997. Chief Executive Officer
                                  of A J Tech, Vista, California since 1997.  Present of William J.
                                  O'Hara, New York, New York (1992 - 1996).

George B. Trotta                  Director of USL since June 1997.  Currently retired.  Senior
                                  Vice President of Metropolitan Life Insurance Company, New York, New
                                  York (1982 - 1995).


Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor: name and principal business address; nature of business; and ownership of all securities of the depositor. [Chart omitted.]

     As of the date of this Form N-8B-2 USL is an indirect, wholly-owned subsidiary of American General Corporation ("AGC"), a diversified financial services holding company engaged primarily in the insurance business.
     AGC's principal business address is 2929 Allen Parkway, Houston, Texas 77019-2191.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [Chart omitted.]

     None.

Compensation of Officers and Directors of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted]

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Items 31(a), (b) and (c) are not applicable because no officer affiliated with the depositor receives separate remuneration for services rendered with respect to Registrant. See the response to
               Item 26(a), above, which Registrant incorporates herein by reference.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted.]

     (a)  the aggregate direct remuneration to directors;

     (b)  indirectly or through subsidiaries to directors.

               Items 32(a) and (b) are not applicable because no director affiliated with the depositor receives separate remuneration for services rendered with respect to Registrant. See the response to
               Item 26(a), above, which Registrant incorporates herein by reference.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnote omitted.]

               Not applicable because no employee affiliated with the depositor receives separate remuneration for services rendered with respect to Registrant. See the response to Item 26(a), above, which Registrant incorporates herein by reference.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
          (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [Chart and footnote omitted.]

               Not applicable because no person who is affiliated with the depositor and who falls within any class of persons enumerated above receives separate remuneration for services rendered with respect to Registrant. See the response to Item 26(a), above, which Registrant incorporates herein by reference.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnotes omitted.]

          Not applicable. See the response to Item 26(a), above, which Registrant incorporates herein by reference.

                                       IV
                   DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.  Furnish the names of the states in which sales of the trust's securities
     (a) are currently being made, (b) are presently proposed to be made, and
     (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

          USL has made no sales and is currently making no sales of the Certificates to the public in any state. USL intends to sell the Certificates in New York where it is licensed to sell variable annuities.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Not applicable, because sales of the Certificates have not yet commenced.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body;
          (2)  Date of denial;
          (3)  Brief statement of reason given for denial.

                    None.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body;
          (2)  Date of revocation;
          (3)  Brief statement of reason given for revocation.

                    None.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the caption: "Distribution Arrangements."

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               In answer to this item, Registrant incorporates herein by reference the answer to item 38.(a), above. Pursuant to a Distribution Agreement with USL (the "Agreement"), Van Kampen Funds, Inc. will serve as the distributor of the Certificates. The Agreement may be terminated by either party upon at least 60 days notice to the other party.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               In answer to this item, Registrant incorporates herein by reference the answer to Item 38.(a), above.

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

              In answer to this item, Registrant incorporates herein by reference the answer to Item 4., above. AGSI was organized under the laws of Texas on March 8, 1983.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               Not applicable, because no Certificates are currently being distributed. However, AGSI, the principal underwriter, is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith: name of principal underwriter; years; total payments by security holders; amounts received of (i) sales loads; (ii) administrative fees;(iii) management fees; (iv) other fees; and (v) aggregate load, fees, etc. [Chart omitted.]

              Not applicable, because no Certificates have yet been sold.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation;
          (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               In answer to this item, Registrant incorporates herein by reference the answer to Item 38.(a), above.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable, because no Certificates have yet been sold.

     (c) Furnish the number of individual salesmen for each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable, because no Certificates have yet been sold.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted.]

          Not applicable, because no Certificates are currently being distributed. Registrant incorporates herein by reference the answer to
          Item 28(a), above.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable, because no Certificates are currently being distributed. See the response to Item 35, above, which Registrant incorporates herein by reference.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) the source of quotations used to determine the value of portfolio securities;

                    In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions: "Owner Account Value: Variable Account Value. Fixed Account Value."

          (2)  whether opening, closing, bid, asked or any other price is used;

                    Not applicable.

          (3)  whether price is as of the day of sale or as of any other time;

          (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

          (5) other items which registrant adds to the net asset value in computing offering price of its securities;

          (6)  whether adjustments are made for fractions:

               (i)  before adding distributor's compensation (load); and
               (ii) after adding distributor's compensation (load).

                    As to Item 44(a)(3) through (6), the Registrant incorporates herein by reference the information set out in the Prospectus and the captions: "Charges Under the Certificates." "Federal Income Tax Matters."

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

               Note: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities. [Schedule omitted.]

          1.   Value of portfolio securities;
          2.   Value of other assets;
          3.   Total (1 plus 2);
          4.   Liabilities  (include  accrued expenses and taxes);
          5.   Value of net assets (3 minus 4);
          6.   Other charges:
               (a)  odd lot premiums;
               (b)  brokerage  commissions;
               (c)  fees for  administration;
               (d)  fees for custodian or trustee;
               (e)  fees for  registrar or transfer  agent;
               (f)  transfer  taxes;
               (g)  reserves;
               (h)  others;
               (i)  total,   6(a)  through  6(h), inclusive

          7.   Adjusted  value of net  assets (5 plus 6(i));
          8.   Number of units  outstanding;
          9.   Net asset value per unit (four  decimals);
               (a)  excluding other charges (5  divided  by 8);
               (b)  including  other  charges  (7 divided by 8);
          10.  Adjustment of 9(b) for fractions;
          11.  Adjusted net asset value per unit;
          12. Offering price (show four decimals) (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.);
          13.  Adjustment of 12 for fractions;
          14.  Offering price;
          15. Accumulated undistributed income per unit (if not included in 3 and 9);
          16.  Adjusted price (14 plus 15);
          17.  Effective  load per unit:
               (a)  In dollars (16 - [9(a) + 15]);
               (b)  In percentage (17(a) of [9(a) + 15]);

                    Not applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               See the responses to Items 13.(a), 13.(c), and 13.(d), above, which Registrant incorporates herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended;

     (b) the number of days' notice given to security holders prior to suspension of redemption rights;

     (c)  reason for suspension;

     (d)  period during which suspension was in effect;

               Items 45.(a)-(d) are not applicable. See Item 35., above, which Registrant incorporates herein by reference.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities;

               In answer to this item, Registrant incorporates herein by reference Item 44.(a)(1), above.

          (2)  Whether opening, closing, bid, asked or any other price is used;

                    Not applicable.

          (3)  Whether price is as of the day of sale or as of any other time;

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities; [Chart omitted]

          (6)  Whether adjustments are made for fractions.

                    As to Item 46(a)(3) through (6), see the answer to Item 44(a)(3)-(6), above, which Registrant incorporates herein by reference.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

          Note: If registrant is an issuer of periodic payment plan certificates, furnish in lieu of such schedule, an appropriate comparable schedule, showing the liquidation or redemption price of the security holder's interest in the underlying securities.

          1.   Value of portfolio securities;
          2.   Value of other assets;
          3.   Total (1 plus 2);
          4.   Liabilities  (include  accrued expenses and taxes);
          5.   Value of net assets (3 minus 4);
          6.   Other charges:
               (a)  odd lot premiums;
               (b)  brokerage  commissions;
               (c)  fees for  administration;
               (d)  fees for custodian or trustee;
               (e)  fees for  registrar or transfer  agent;
               (f)  transfer  taxes;
               (g)  reserves;
               (h)  others;
               (i)  total,   6(a)  through  6(h), inclusive;
          7.   Adjusted  value of net  assets (5 minus 6(i));
          8.   Number of units  outstanding;
          9.   Net asset value per unit (four  decimals):
               (a)  excluding other charges (5 divided  by 8);
               (b)  including other charges (7 divided by 8);
          10.  Adjustment of 9(b) for fractions;
          11.  Adjusted net asset value per unit;
          12.  Redemption charge;
          13.  Adjusted redemption price;
          14. Accumulated undistributed income per unit (if not included in 3 and 9);
          15.  Actual redemption price (13 plus 14);
          16.  Effective redemption fee per unit:
               (a)  In dollars ((9(a) + 14) / 15);
               (b)  In percentage (16(a) of (9(a) + 14));

               Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

          See the response to Item 16., above, which Registrant incorporates herein by reference. There is no procedure for the purchase of underlying securities or interests therein from Certificate owners who exercise surrender rights.

     State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

        Not applicable.

                                       V

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust;

     (a)  Name and principal business address;

     (b)  Form of organization;

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

     (d)  Name of governmental supervising or examining authority.

               Items 48.(a)-(d) are not applicable. Registrant does not have a trustee or custodian.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Not applicable.  Registrant does not have a trustee or custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          Not applicable. Registrant does not have a trustee or custodian, and no other party may create a lien on the assets of the trust.

                                       VI

                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a) The name and address of the insurance company;

     (b) The types of certificates and whether individual or group certificates;

     (c) The types of risks insured and excluded;

     (d) The coverage of the certificates;

     (e) The beneficiaries of such certificates and the uses to which the proceeds of certificates must be put;

     (f) The terms and manner of cancellation and of reinstatement;

     (g) The method of determining the amount of premiums to be paid by holders of securities;

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

             Not applicable. But see the disclosure regarding the Certificates obtained in the Prospectus, which Registrant incorporates herein by reference.

                                      VII

                           CERTIFICATE OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

            In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions:
            "The Series: Voting Privileges." "Other Aspects of the Certificates:
            Rights Reserved by Us." USL will not substitute another security for the underlying securities held by Registrant unless the Securities and Exchange Commission shall have approved such substitution, as required by applicable law.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

          (1)  Title of security;

          (2)  Date of elimination;

          (3)  Reasons for elimination;

          (4) The use of the proceeds from the sale of the eliminated security;

          (5)  Title of security substituted, if any;

          (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction;

          (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction;

                    Not applicable, because no Certificates have yet been issued.

     (c) Describe the certificate of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1) the grounds for elimination and substitution;

          (2) the type of securities which may be
              substituted for any underlying security;

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a certificate of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the certificate of the registrant in this regard.

              (If this subject has been entirely covered in Item 52.(b), state "not applicable".)

                  In answer to this item, Registrant incorporates by reference herein the responses to Items 52.(a) and 52.(b), above.

     (d) Furnish a description of any certificate (exclusive of certificates covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental certificate and which is elected to be treated as such.

               None.

Regulated Investment Company

53.   (a) State the taxable status of the trust.

               In answer to this item, Registrant incorporates herein by reference disclosure contained in the Prospectus, set out under the captions: "Separate Account USL VA-R." "Federal Income Tax Matters."

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               Not applicable because Registrant is not a separate taxable entity.

                                      VIII

                     FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [Chart omitted.]

          Not applicable. Registrant is deemed to be the issuer of periodic payment plan certificates.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted.]

          Not applicable. The Certificates are individual flexible purchase payment deferred variable annuities and do not operate as the usual periodic payment plan certificate. Furthermore, the Certificates have not yet been sold, and Registrant does not yet have an operating history.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart omitted.]

          Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment plan certificate currently being issued by the trust. [Chart omitted.]

          Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Chart omitted.]

        Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted.]

Financial Statements of the Trust

     No financial statements are filed herewith for Registrant, because it has not yet commenced operations, has no assets or liabilities, and has not received any income or incurred any expenses.

Financial Statements of the Depositor

     Registrant incorporates by reference herein the financial statements and other text contained under ("Financial Statements") in Part B of the Registrant's Pre-Effective Amendment No.1 to its Form N-4 Registration Statement filed on May 26, 1999 (File No. 333-63673). (Notwithstanding general instruction 2(d) to Form N-8B-2, such incorporation by reference is being made pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)

                                    EXHIBITS

(Notwithstanding general instruction 2(d) to Form N-8B-2, various exhibits, described below, have been incorporated herein by reference pursuant to the established administrative practice of the Commission and its staff. Such practice is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)


A. Furnish the most recent form of the following as amended to date and currently in effect:

  (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

     (a) Resolutions of Board of Directors of USL authorizing the establishment of Separate Account USL VA-R. The resolutions are filed as Exhibit 1 to Registrant's Form N-4 Registration Statement under the Securities Act of 1933 ("Registration Statement"), filed on September 18, 1998 (File No. 333-63673), which Registrant incorporates herein by reference.

     (b) Resolutions of Board of Directors of USL authorizing the establishment of variable annuity standards of suitability and conduct. The resolutions are filed as Exhibit 1 to Registrant's Registration Statement, which Registrant incorporates herein by reference.

    (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

          Not applicable.

  (3)(a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

               Distribution Agreement between American General Securities Incorporated and The United States Life Insurance Company in the City of New York. Filed by Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement ("Amendment") filed on May 26, 1999 (File No. 333-63673), which Registrant incorporates herein by reference.

  (3)(b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

         Form of Selling Group Agreement. Filed by the Amendment, which Registrant incorporates herein by reference.

  (3)(c) Schedules of sales commissions referred to in Item 38(c).

         Schedule of Commissions. Included under the caption: "Distribution Arrangements," in the Prospectus, which Registrant incorporates herein by reference.

  (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

         Not applicable.

  (5)    The form of each type of security.

         (a) Specimen form of the "Generations" Variable Annuity Certificate (Certificate Form No. 98033N). Filed as Exhibit 1.(4)(b)(i) to the Registration Statement, which Registrant incorporates herein by reference.

         (b) Specimen form of application for Certificate Form No. 98033N. Filed as Exhibit 1.(5)(a)(ii) to the Registration Statement, which Registrant incorporates herein by reference.

  (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

         (a) Amended and Restated Articles of Incorporation of The United States Life Insurance Company in the City of New York.
             Incorporated by reference to Exhibit 1.(6)(a) to the Registration Statement, which Registrant incorporates herein by reference.

         (b) Bylaws of The United States Life Insurance Company in the City of New York. Incorporated by reference to Exhibit 1.(6)(b) to the Registration Statement, which Registrant incorporates herein by reference.

  (7) Any insurance certificate under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

         Not applicable.

  (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

         1. Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc.

         2. Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd.

         These two Agreements are filed as Exhibits 1.(3)(b)(i) and 1.(3)(b)(ii), respectively, and are incorporated herein by reference to the Amendment.

  (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

         There are no such material contracts.

  (10)   Form of application for a periodic plan certificate.
         Not Applicable.

                                   SIGNATURE



     Pursuant to the requirements of the Investment Company Act of 1940, The United States Life Insurance Company in the City of New York , as depositor of the Registrant, has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Houston and State of Texas on the 26th day of May, 1999.



(SEAL)
                         Signature: Separate Account USL VA-R of The United States Life Insurance Company in the City of New York

                                     (Registrant)

                         By: The United States Life Insurance Company in the City of New York

                                     (Depositor)

                         By:        /s/ ROBERT F. HERBERT, JR.
                                    --------------------------
                                    ROBERT F. HERBERT, JR.
                                    Senior Vice President,
                                    Controller and Treasurer


Attest: /s/ PAULETTA P. COHN
        --------------------
         Pauletta P. Cohn
         Secretary